June 20, 2014

MEMORANDUM

TO:	Division of Corporation Finance

            Securities and Exchange Commission

FROM:	McDermott International, Inc

RE:	Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 (File No. 1-8430)

            Response to Staff Comments

Set forth below are responses from McDermott International, Inc. (the “Company”, “we” or “us”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated May 20, 2014, concerning the Company’s Annual Report on Form 10-K for the year ended December 31, 2013.

For your convenience, we are repeating each Comment prior to providing our response. The Comments are highlighted in bold.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Comment 1

Please revise future filings to disclose the amount of revenue you recognized related to contracts in a loss position during each period presented.

In our future quarterly and annual filings, beginning with our Quarterly Report on Form 10-Q for the period ending June 30, 2014 (the “Q2 2014 Form 10-Q”), we will disclose the aggregate amount of revenue recognized related to contracts in a loss position during each period presented, if significant. We intend to include this disclosure in the Q2 2014 Form 10-Q in “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the Results of Operations section. The disclosure for all comparative periods would be in substantially the following format:

Revenues relating to projects in a loss position were approximately $         during the          months ended              as compared to $         during the          months ended             .

Comment 2

We note your disclosures regarding the declines in revenue that occurred during the year ended December 31, 2013 including:

•	The 39% decrease in the Asia Pacific segment was primarily due to lower marine activity on two EPCI projects in Australia that were near completion at the beginning of 2013, partially offset by increased revenues associated with fabrication and marine activities on existing projects in Indonesia, Australia and Malaysia; and

•	The 26% decrease in the Middle East segment was primarily due to lower activity on an EPCI project in Saudi Arabia that had significant marine and fabrication activity during 2012 but was near completion at the beginning of 2013.

Based on the nature of your operations, we would expect that as projects near completion, they would be replaced by new projects. Please tell us and revise future annual and quarterly filings to more fully explain why projects that were near completion at the beginning of 2013 were not replaced during the period.

The demand for our services depends primarily on the capital expenditures of oil and gas companies for construction of development projects. The timing of these capital expenditure projects is influenced by many factors, as discussed under Item 1A. “Risk Factors – Risk Factors Relating to our Business Operations – We derive substantially all of our revenues from companies in the oil and gas exploration and production industry, a historically cyclical industry with levels of activity that are significantly affected by the levels and volatility of oil and gas prices” (page 15), as well as under “Cautionary Statement Concerning Forward-Looking Statements” (pages 12 - 14) and Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Business Outlook” (page 37) in our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013. In addition, as disclosed under Item 1. “Business – Contracts” (page 4) in that Form 10-K, contracts are usually awarded through a competitive bid process, where we are not always successful in winning strategic bids which would provide greater continuity of revenue and activity for our various facilities and vessels.

As we previously discussed with members of the Staff in 2013, due to our relatively small portfolio of active projects, it is not uncommon for us to derive a significant portion of our operating results in a period from a small number of larger contracts. When considered at an operating segment level over a short period of time, this can lead to variations in revenue from period to period.

Comment 3

In regard to the project in Malaysia that is in a loss position, it appears to us you recorded increases in estimates to complete of approximately $62 million during the quarter ended June 30, 2013, $33 million during the quarter ended September 30, 2013, and $28 million during the quarter ended December 31, 2013. It also appears to us you recorded a decrease in estimates to complete of approximately $21 million during the quarter ended March 31, 2014. Please provide us additional information regarding the terms, nature and status of this project. Please help us more fully understand the facts and circumstances that occurred during each quarter that resulted in the significant changes in estimates.

In regard to our loss project in Malaysia, below is a summary of the material facts, circumstances, and triggering events that occurred during each reporting period which drove the disclosed changes in estimates.

Quarter ended June 30, 2013 - ($62 million increased estimate to complete)

The subsea construction vessel dedicated to this project, North Ocean 105 (“NO 105”), required major pipe-lay systems upgrades to execute the project scope. During the quarter ended June 30, 2013, we experienced delays in the completion of the vessel upgrades, mainly driven by both direct and indirect knock-on impacts of NO 105 equipment modification problems, which were not encountered until the final commissioning stages of the upgrade. As a result of the delays in completing the upgrades, the as-bid project execution plan to complete in a single 2013 marine campaign prior to the monsoon season was no longer achievable. The revised execution plan required a split marine campaign beginning the scope in an initial campaign during 2013 prior to the monsoon season and completing the scope in a second campaign in early 2014 after the monsoon season. Mechanical downtime of a third-party support vessel also contributed to project delays and additional costs. In consideration of these factors, the expected completion date for the project was extended from the fourth quarter 2013 to the middle of 2014. In addition, the longer schedule resulted in reduced revenue due to forecasted liquidated damages under the contract terms with the customer.

Quarter ended September 30, 2013 - (net $33 million increased estimate to complete)

We increased our estimated cost at completion by approximately $66 million in this reporting period, primarily due to the accelerated execution schedule agreed with the customer and further delays in vessel availability related to downtime for the NO 105 resulting from mechanical issues. The change in estimate was partially offset by approximately $33 million of improvements related to arrangements with our customer, resulting in a net decline recognized in the reporting period of approximately $33 million.

The $33 million of improvements resulted from commercial negotiations with our customer during this reporting period, pursuant to which we agreed to expedite project completion by executing the work in a single marine campaign, including working during the monsoon season on a best-efforts basis, with weather downtime reimbursed by the customer, and moving the required project completion date to April 30, 2014. As part of the agreement, the customer waived previously recognized liquidated damages.

The $66 million of additional costs were driven by several factors, including the additional cost impact of the commercial negotiations noted above, continued equipment modification and other specific events described below, which occurred during this reporting period. Specifically, in connection with these commercial negotiations, the revised marine execution plan involved transferring work scope from the NO 105 to the North Ocean 102 (“NO 102”) and Emerald Sea, which were added to the fleet of vessels working on the project. This resulted in additional costs related to additional vessel mobilizations, increased daily operating costs and decreased productivity from working during adverse weather periods. These additional costs were a direct result of the commercial agreement reached with our customer during this reporting period.

We also continued to encounter productivity and mechanical failure issues with the NO 105 pipe lay systems upgrades. These upgrades were completed during this reporting period and the cost estimates were revised to reflect the total actual costs which were not readably determinable until all the mechanical issues were resolved.

After the NO 105 pipe-lay system upgrades were completed and the vessel mobilized to the project, we suffered a thruster failure on the vessel (the thruster is part of the primary power system and is separate from the pipe-lay system), which generated additional delays and stand-by costs for the NO 105 as well as all other vessels supporting the project. This was a specific event which occurred during the reporting period.

Quarter ended December 31 2013 - ($28 million increased estimate to complete)

During the quarter ended December 31, 2013, the NO 105 suffered another thruster failure and the NO 102 experienced lower than forecasted productivity and progress due to congestion on the work deck and working through a more adverse than forecasted monsoon season.

As with the prior thruster failure, this second thruster failure was an unexpected specific event which occurred during the reporting period.

The NO 102 productivity issues were a result of the fast track mobilization onto the project in order to expedite completion. Actual productivity was not readably determinable until we began execute the scope under the prevailing weather conditions.

Quarter ended March 31, 2014 - ($21 million decreased estimate to complete)

During this quarter, the productivity of the NO 105 and Emerald Sea improved versus forecasts due to changes in offshore personnel managing the vessels (with the new management personnel having greater subsea installation experience) and resulting changes to operational execution, including the removal of certain deck equipment that was determined to be unnecessary and obstructive and resequencing of crew changes to achieve greater productivity. We also experienced lower than forecasted mechanical and weather downtime. As a result, we completed the project and all our vessels working on the project demobilized in late March, 2014, one month ahead of schedule. We were also successful in several contract close-out negotiations with vendors and subcontractors, which also contributed to our reduced cost estimates. All of these noted improvements resulted in the $21 million of cost savings during this reporting period.

These productivity improvements and contract close-out savings were all events which occurred during the reporting period and were not determinable in a prior period.

Comment 4

We note your disclosure regarding changes in estimates on an EPCI project in Australia that reduced estimates to complete by approximately $64 million, as a result of efficiencies and productivity improvements related to offshore hookup activities. We also note your disclosure that this project was completed in early 2013. Please tell us the quarter in which you recorded this change in estimate to complete. If it was prior to the quarter ended December 31, 2013, please tell us whether this change was disclosed in your 2013 quarterly filings or, if not, please explain why. If this change was recorded during the quarter ended December 31, 2013, please explain to us why it was recorded significantly after the project was completed.

The approximately $64 million of project improvements disclosed for the year ended December 31, 2013 was a combination of improvements from changes in estimates and from successful project close-out negotiations, including resolution of pending change orders with our customer.

The project improvements during the year related to changes in estimates as a result of efficiencies and productivity improvements related to offshore hookup activities was approximately $14 million, of which approximately $11 million occurred during the quarter ended March 31, 2013. This change in estimate improvement for the quarter ended March 31, 2013 was included in the following “Change in Estimates” disclosure in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 (page 10):

Asia Pacific segment benefited from certain changes in estimates, which resulted in a reduction of estimated costs at completion of approximately $14 million primarily due to efficiencies associated with the marine campaigns on two of our EPCI projects, one of which was completed in early 2013 and the other of which is expected to be completed by mid-2013.

The remaining approximately $50 million of project improvements for the fiscal year ended December 31, 2013 resulted from successful project close-out negotiations with vendors and suppliers and resolution of pending change orders with our customer, of which approximately $48 million occurred in the quarter ended March 31, 2013. The positive impact of these change order negotiations contributed to the overall Asia Pacific Operating Income increase of $30.5 million during the three months ended March 31, 2013 vs. the corresponding prior year period, as disclosed under the “Results of Operations” section in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 (page 28) as follows:

Operating income in our Asia Pacific segment increased $30.5 million to $88.0 million in the three months ended March 31, 2013 from $57.4 million for the corresponding prior year period, primarily attributable to several factors. First, we recognized improvements from the completion of one of our EPCI projects, along with the finalization of change orders and, to a lesser extent, cost savings on another subsea project.

Comment 5

We note your disclosures regarding the impact of changes in estimates on certain projects in the Middle East segment.

In regard to the disclosure that you reduced the cost recovery estimate for a pipelay project as a result of ongoing negotiations with the customer, although you believe you have a substantial basis for your claims, please tell us, and clarify in future filings, the impact of the cost recovery reduction, how and why you believed the amounts you originally recorded and recognized as revenue were recoverable, and the facts and circumstances that resulted in you determining that these amounts are no longer recoverable.

In regard to the disclosure that you increased your estimated cost to complete an EPCI project in Saudi Arabia by approximately $62 million, please help us more fully understand the facts and circumstances that occurred during the quarter that resulted in this change.

The following relates to the pipelay project referenced in the Comment, which was located in the Caspian Sea.

Quarter ended September 30, 2013 - ($77 million revenue included in project at completion estimate)

In regard to the cost recovery estimate for the pipelay project, our cost recovery estimates were based on the status of commercial negotiations with our customer at the time of each filing. In August 2013, we reached a preliminary verbal agreement with our customer regarding recovery of costs incurred in excess of the originally planned project estimates as well as pricing changes to be applied on future project cost. During September 2013, we continued to negotiate specific contractual terms, including customer proposed written contract amendments. It was the stated intent of both parties to complete the contractual changes as outlined in our joint discussions. For the quarter ended September 30, 2013, it was management’s opinion, based on the information available at that time, primarily the verbal customer representations and the exchange of draft written documents, that the recovery of cost was probable, and we expected to complete the negotiations as planned. Accordingly, we included approximately $77 million of cost recovery in our project at completion estimate for the quarter ended September 30, 2013 (of which approximately $28 million was added during the quarter ended September 30, 2013).

Quarter ended December 31, 2013 - ($79 million reduced estimated revenue)

During the quarter ended December 31, 2013, we continued to negotiate with our customer to complete the contract amendments. On December 16, 2013, we received a communication from our customer stating its revised positions on various cost recovery items, which positions were contrary to our prior understanding and included a rejection of amounts included in the previously recognized revenue. We concluded, based on follow-up discussions with our customer on December 20, 2013, that the customer had modified its position from the preliminary agreements reached in August 2013. This change in our customer’s position was not known or knowable until we received the communications in December 2013. We continue to believe we have a basis for cost recovery and are still pursuing recovery from the customer. However, it was management’s opinion, as of December 31, 2013, based on the information that became available during December 2013, that the recovery of costs was no longer probable, and, accordingly, we reduced the recovery included in our project at completion estimate by approximately $79 million.

The following response relates to the EPCI project in Saudi Arabia, for which the estimated cost to complete changed by approximately $62 million. The change in estimate during the quarter ended December 31, 2013 was only an increase of $6.5 million, with the remaining $55.5 million of changes in estimate having been recognized and disclosed in prior reporting periods.

Quarter ended March 31, 2013 - ($17.5 million increased estimate to complete)

As disclosed in our Quarterly Report on Form 10-Q for this reporting period, the Middle East segment was impacted by changes in estimates on five projects. We noted that, on this particular project, we increased our estimated cost at completion by $17.5 million, which resulted in the recognition of a $5.4 million loss in the quarter ended March 31, 2013, primarily due to changes in the project’s execution plan, which resulted in additional third-party construction vessel usage and marine downtime, cost overruns on offshore hook-up activities, and additional costs for project management-related activities.

Management analyzed the changes in estimates and determined that the majority were not known or knowable prior to the quarter ended March 31, 2013 and, therefore, were recorded appropriately. Management also concluded that the changes in estimates that may have been knowable earlier were not material.

Quarter ended June 30, 2013 - ($38 million increased estimate to complete)

As disclosed in our Quarterly Report on Form 10-Q for this reporting period, the Middle East segment was impacted by changes in estimates on one of our EPCI projects in Saudi Arabia. On this particular project, we increased our estimated cost at completion by approximately $38 million in the quarter ended June 30, 2013, primarily as a result of revisions to the project’s execution plan, increases to our estimated cost to complete due to an extended offshore hookup campaign requiring multiple vessel mobilizations and, to a lesser extent, delays in completion of onshore activities.

Management analyzed the changes in estimates and determined that the vast majority were not known or knowable prior to the quarter ended June 30, 2013 and, therefore, were recorded appropriately.

Quarter ended December 31 2013 - ($6.5 million increased estimate to complete)

The changes in estimates during this quarter were due to cost overruns on offshore cable burial and modifications to an offshore platform. These work scopes were executed during this reporting period. The greater than forecasted total costs to complete the work scopes were reported in the period in which they were identified and incurred.

Acknowledgements

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call Ted W. Paris or James H. Mayor of Baker Botts L.L.P. at (713) 229-1838 or (713) 229-1749, respectively, if you have any questions regarding this submission.

McDermott International, Inc.

By:	/s/ Perry L. Elders
Perry L. Elders
Senior Vice President and Chief
Financial Officer

cc:   Kevin Stertzel (Staff)

        Anne McConnell (Staff)

        W. John Cash (Branch Chief)

        William H. Schumann, III (Audit Committee Chair)

        Perry L. Elders (Senior Vice President and Chief Financial Officer)

        Liane K. Hinrichs (Senior Vice President, General Counsel & Secretary)